Mail Stop 3561

May 9, 2007

Mr. Terry Burman
Chief Executive Officer
Signet Group plc
15 Golden Square
London W1F 9JG
England

   RE: Signet Group plc
      Form 20-F for Fiscal Year Ended January 28, 2006
      File No. 1-32349

Dear Mr. Burman:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       William H. Thompson
       Branch Chief